UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about shareholder remuneration
—

Rio de Janeiro, August 07, 2025– A Petróleo Brasileiro S.A. – Petrobras, pursuant to CVM Resolution No. 44/21, informs that its Board of Directors, in a meeting held today, approved the payment of interim dividends and interest on equity in the amount of R$ 8.66 billion, equivalent to R$ 0.67192409 per outstanding common and preferred share, as an anticipation of the remuneration to shareholders, related to the fiscal year 2025, declared based on the balance sheet as of June 30, 2025.

The proposed payment is in line with the current Shareholder Remuneration Policy (Policy), which stipulates that, in the event of gross debt equal to or less than the maximum debt level defined in the current Strategic Plan, and subject to the other conditions of the Policy, Petrobras must distribute 45% of free cash flow to its shareholders. This distribution does not compromise the financial sustainability of the company.

The dividends will be paid in two installments in November and December 2025, as follows:

Amount to be paid: R$ 0.67192409 per outstanding common and preferred share, as follows:

(i) The first installment, in the amount to R$ 0.33596205 per outstanding common and preferred share, will be paid on November 21, 2025, entirely in the form of interest on equity.

(ii) The second installment, amounting to R$ 0.33596204 per outstanding common and preferred share, will be paid on December 22, 2025, with R$ 0.20092175 in the form of dividends and R$ 0.13504029 in the form of interest on equity.

Record date: August 21, 2025 for holders of Petrobras shares traded on B3 and record date on August 25, 2025 for holders of ADRs traded on the New York Stock Exchange (NYSE). Petrobras shares will be traded ex-rights on B3 as of August 22, 2025.

Payment dates: For holders of Petrobras shares traded on B3, the first installment will be paid on November 21, 2025, and the second installment on December 22, 2025. ADR holders will receive payments starting from December 01, 2025, and December 30, 2025, respectively.

It is important to note that these payments will be deducted from the remuneration to shareholders to be approved at the 2026 Annual General Meeting relating to the 2025 fiscal year, and their amounts will be adjusted by the Selic rate from the date of payment of each installment until the end of the current fiscal year for the purposes of calculating the deduction.

The Shareholder Remuneration Policy can be accessed on the company's website (http://www.petrobras.com.br/ri).

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Tel.: 55 (21) 3224-1510/9947

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer